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                                                                  EXHIBIT (a)(4)

[Howmet Letterhead]


                                                         [Howmet Castings Logo]
June 5, 2000

Dear Stockholder:

  I am pleased to advise you that Howmet International Inc. has entered into a merger agreement with Alcoa Inc., under which Alcoa's subsidiary has amended its tender offer for all the outstanding shares of Howmet common stock to increase the offer price to $21.00 per share in cash. The tender offer is conditioned upon, among other things, the tender of not less than a majority of the outstanding shares of Howmet not owned by Alcoa or its subsidiaries. If Alcoa purchases shares in the tender offer, the tender offer will be followed by a merger in which each share of Howmet common stock not purchased in the tender offer will be converted into the right to receive $21.00 per share in cash.

  The Independent Directors Committee of the Howmet Board of Directors has unanimously determined that the terms of the revised offer and the merger are fair to and in the best interests of Howmet's public stockholders and has approved, and recommended that the Howmet Board approve, the merger agreement and the transactions contemplated by the agreement. Your Board of Directors has considered the recommendation of the Independent Directors Committee, determined that the merger agreement and the transactions contemplated by the agreement are advisable and fair to and in the best interests of Howmet's public stockholders, and approved and authorized the merger agreement and the merger. Accordingly, your Board of Directors, by a unanimous vote of all directors present at the meeting, recommends that the public stockholders accept the revised offer and tender their shares in the revised offer.

  In arriving at their recommendations, the Independent Directors Committee and the Board of Directors considered a number of factors, as described in the attached amendment to Howmet's Schedule 14D-9, including, among other things, the opinion of the Committee's financial advisor, Goldman, Sachs & Co., to the effect that, as of the date of the opinion and based upon and subject to the various considerations set forth in the opinion, the $21 per share in cash to be received by Howmet's stockholders (other than Alcoa and its affiliates) in the revised offer was fair from a financial point of view to those holders. A copy of the written opinion of Goldman Sachs, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, can be found in Annex A to the amended Schedule 14D-9.

  Enclosed are the Alcoa Supplement to the Offer to Purchase, dated June 5, 2000, a revised Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The amended Schedule 14D-9 describes in more detail the reasons for the Committee's and the Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          Very truly yours,

                                          [Signature David L. Squire]
                                          David L. Squier
                                          President and Chief Executive
                                          Officer